Exhibit A

Date: 2 December 2024

The Director

K-Tech Solutions Company Limited

(the Company)

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

Dear Sir

APPLICATION FOR SHARE(S)

I, the undersigned, hereby apply for and request you to allot to me 10,000 Ordinary Share(s) of USS0.0001 par value of the Company for the consideration of US$1.00 and undertake to pay in full for cash for the share(s) upon allotment.

I agree to take the said share(s) subject to the Memorandum and Articles of Association of the Company and I authorise you to enter my name in the register of members of the Company as the holder of the share(s).

Yours faithfully

/s/ KWOK Yiu Fai
KWOK Yiu Fai